FOR IMMEDIATE RELEASE: February 04, 2009        PR 09-03

Atna Provides Update on Exploration Venture Properties

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to provide an update on the activities at three of its exploration ventures.

Clover Gold Property

Atna has received results from Yamana Gold Inc.’s (“Yamana”) (TSX:YRI)(NYSE:AUY) exploration drilling program at Atna’s Clover Project, Elko County, Nevada. Yamana completed 10 reverse circulation rotary drill holes (9,240 feet) in the Clover Hill area of the property. The 2008 drilling focused on extending the Clover Hill structure to the north of Yamana’s 2007 drilling which included 35 feet grading 0.302 ounce per ton (“oz/t”) gold in hole CV006. Yamana’s 2008 drilling extends gold mineralization in this structure an additional 650 feet to the north, clearly demonstrating new discovery potential at the property. Drill results from Yamana’s latest effort are as follows:

CLOVER DRILL HOLE RESULTS
Drill Hole No.	From (ft)	To (ft)	Length (ft)	oz/t Au	oz/t Ag
USCV008	750	780	30	0.020	0.39
including	760	775	15	0.025	0.51
USCV009	760	810	50	0.017	0.48
	815	845	30	0.084	0.14
including	830	835	5	0.404	0.15
USCV010	740	760	20	0.011	3.79
including	740	745	5	0.013	9.25
USCV011	660	680	20	0.136	0.57
including	665	670	5	0.394	1.55
USCV012	695	710	15	0.403	0.49
including	695	700	5	1.123	1.27
USCV013	575	610	35	0.026	4.56
including	590	595	5	0.104	23.28
USCV014	685	720	35	0.026	1.78
including	685	695	10	0.025	5.78
USCV015	500	505	5	0.053	1.83
USCV016	635	660	25	0.071	4.58
including	635	640	5	0.161	6.42
USCV017	No	Significant	Intercepts

Yamana has informed Atna that it intends to prepare and submit a Plan of Operations with the Bureau of Land Management commencing in early 2009 to allow for further drill testing of the Clover Hill zone and other targets within the Clover project. Project planning continues and permit applications will follow as soon as drill hole planning is completed.

The Clover prospect is a low-sulphidation, vein-hosted, epithermal gold prospect located adjacent to the Midas trough within the Northern Nevada Rift.  Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine 8 miles to the east and also adjacent to the Midas trough.

Yamana may earn a 51% interest in the Clover property by incurring exploration expenditures of US$3,300,000 and making payments to Atna totaling US$635,000 before June 19, 2010. Atna received a payment of US$150,000 in January 2009, as a portion of the initial earn-in requirements. Yamana may elect to increase its interest to 70% by completing a pre-feasibility study on the property.

All assay data from Yamana drill holes were completed by ALS Chemex and ISO certified analytical laboratory. Assays were completed by standard fire assay methods with an atomic absorption finish for both gold and silver with over limit assays being re-assayed by standard fire assay with a gravimetric finish.  Yamana and ALS Chemex have rigorous quality control protocols in place to insure the quality of the analytical data reported in this press release.

Adelaide and Tuscarora Properties

Atna has received 2,147,117 common shares of Golden Predator Mines Inc. (“Golden Predator”) (TSX:GP) as an option payment under the terms of the Adelaide Project and Tuscarora Project Option Agreement effective February 15, 2008 between Atna’s wholly owned subsidiary Canyon Resources Corporation (“Canyon”) and Golden Predator. As part of this Agreement, Golden Predator assumed Canyon’s obligations under the Adelaide Project and Tuscarora Project Mineral Lease, Sublease and Agreement with subsidiaries of Newmont Gold. Under these Agreement’s, Atna may earn varying option payments through 2011 in either cash or stock until Golden Predator has met its required spending commitments on the project. Upon completion of required expenditures, Atna shall retain a 1.5% Net Smelter Return royalty on both properties, subject to certain limitations, and shall have the right to pre-production payments capped at US$250,000.

Adelaide
On January 6, 2009 Golden Predator announced assay results on three core drill holes and two reverse circulation (RC) drill holes at the Adelaide Project, located in Southeastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress and which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 4.3 m of 15.42 gram per ton (“gm/t”) (14 ft of 0.45 oz/t) gold, including 1.5 m of 31.7 gm/t (5 ft of 0.93 oz/t) gold and 35 gm/t silver, from 85 m (280 ft) drill depth. For full drill assay results please reference Golden Predator’s January 6, 2009 press release at www.goldenpredator.com.

Tuscarora
Golden Predator announced on January 28, 2009 the initiation of drill permitting for the Tuscarora Project, an early stage property located in Elko County, NV. The objective is to test various targets generated from compilation of historical data. Several historic drill intercepts encountered by past operators contain greater than 1.0 oz/t gold, and merit additional drilling to test for size potential of interest to the Company.  The Tuscarora mining district is located approximately 38 miles northwest of Elko in the Tuscarora Mountains in northeastern Nevada. It sits between the Carlin trend 22 miles to the south, Midas 30 miles to the west, and the Jerritt Canyon district 12 miles to the northeast. The project covers approximately 8 square miles lying proximal to the margin of the Mount Blitzen Caldera.

Converse-Sand Creek Uranium Joint Ventures

Effective February 2, 2009, Atna’s subsidiary, Canyon Resources, entered into an Agreement with New Horizon Uranium Corporation (“New Horizon”) (TSXV:NHU) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006.  New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this Agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Canyon and Horizon Wyoming shall become a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek joint venture with Uranium One Exploration USA Inc. a subsidiary of Uranium One Inc. (TSX:UUU). In addition, New Horizon has also resigned as manager of the Sand Creek joint venture. Horizon Wyoming shall be the new manager.  Ownership of the Sand Creek Uranium Joint Venture now becomes 70% Atna, through Horizon Wyoming, and 30% Uranium One Exploration USA Inc.  Atna will work with Uranium One to determine the future program for this project.

The Sand Creek uranium joint venture area of interest is located to the south and east of Douglas Wyoming and was identified by Canyon and its former joint venture partners during an aggressive uranium exploration effort in the early 1980’s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. In late 2006, a drill program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007 and the favorable results were announced in a press release in August 2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet. Uranium mineralization in the area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from 5 to 20 feet in thickness and occasionally range up to 45-feet thick.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. With the exception of the Clover project, Atna has relied upon those results reported publicly by it’s venture partners.

Atna is looking for qualified joint venture partners for a number of its properties in Canada, Chile and the US. For additional information on Atna and its exploration and development projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com